UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event dated May 25, 2018	3

Grifols, S.A. Avinguda de Ia Generalita! 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34]935 710 500 Fax [34] 935 710 267 www.gr ifols.com GRIFOLS RELEVANT EVENT Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the "Company") hereby informs that: (i) The Ordinary General Shareholders' Meeting held on today's date, on second call, has passed all the proposals submitted to the shareholders' approval. The complete text of the proposals is attached hereto as Annex 1 and may also be viewed on the Company's website (www.grifols.com). In this connection, the Ordinary General Shareholders' Meeting has passed under the first item of its agenda the distribution of a preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company's Articles of Association, equal to Euro 0.01 per every Class B Share in circulation entitled to receive it, that will be paid on 5 June 2018. Attached hereto, as Annex 2 is the notice regarding the payment of the preferred dividend. Also, the Ordinary General Shareholders' Meeting has passed the distribution of EUR 139,479,870.64 in concept of ordinary dividend against the results of the fiscal year ended as of 31 December 2017 that will be paid next 5 June 2018, in the terms resulting from the notice attached hereto as Annex 3. (ii) The Company's Board of Directors, at its meeting held today 25 May 2018 after the Ordinary General Shareholders' Meeting, has unanimously resolved to reelect, prior proposal of the Appointments and Remuneration Committee: (i) Ms. Marla E. Salmon as member and Chairperson of the Appointments and Remuneration Committee and (ii) Ms. Belen Villalonga Morenes as member of the Audit Committee. In Barcelona, on 25 May 2018 Nfuia Martin Barnes Secretary to the Board of Directors E i

GRIFOLS ANNEX1 GRIFOLS, S.A. PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL SHAREHOLDERS' MEETING (24 I 25 May 2018) Review and approval, as the case may be, of the individual annual accounts and management report, as well as the proposal for allocation of results relating to the fiscal year ended December 31, 2017, and approval of a preferred dividend corresponding to Class B shares. A. To approve the Company's individual annual accounts, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2017, which show a profit ofEUR 341,327,404. The Company's individual annual accounts correspond to the audited accounts and will be deposited with the Commercial Registry. B. In accordance with the submitted annual accounts, to approve the following allocation of results To voluntary reserve Mandatory preferred Class B shares Dividend EUR EUR 76,247,004 2,614,251 dividend attached to EUR 262,466,149 TOTAL EUR 341,327,404 From the dividend entry, EUR 122,986,278.36 were distributed to the shareholders on 5 December 2017 as interim dividend on account of fiscal year 2017 results, by virtue of the resolution passed by the Board of Directors on 27 October 2017. The amount pending to be distributed in concept of dividends amounts to EUR 139,479,870.64 which will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 5, 2018. Likewise, the mandatory preferred dividend corresponding to Class B shares will be paid by Banco Bilbao Vizcaya Argentaria, S.A. as from June 5, 2018. Second. Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2017.

GRIFOLS

To approve the consolidated annual accounts of the Group, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to the fiscal year ended December 31, 2017.

The consolidated annual accounts correspond with the audited accounts and will be deposited with the Commercial Registry.

Third. **Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended 31 December 2017.**

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2017.

Fourth. **Re-election of auditors of the individual annual accounts.**

As established under article 40 of Law 22/2015 of audit of accounts:

A. To re-elect as auditor of the Company's individual annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2018. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2018.

B. To re-elect, as joint auditor of the Company's individual annual accounts, the company Grant Thornton S.L.P., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0231, with registered office in Avenida Diagonal, 615, 10º, 08028 Barcelona (Spain), registered in the Commercial Registry of Barcelona, under Volume 42976, Sheet B-12635 and provided with Tax Identification Card number B08914830, for the term of one year starting January 1, 2018. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2018.

Fifth. **Re-election of auditors of the consolidated annual accounts.**

To re-elect, as auditors of the Company's consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (*Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas*) under number S0702, with registered

GRIFOLS

office in Madrid, Paseo de la Castellana, nº 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2018. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year to be ended December 31, 2018.

Sixth. **Resignation, dismissal, re-election and/or appointment, as the case may be, of Directors. Modification, if applicable, of the number of members of the Board of Directors.**

6.1.- Re-election of Ms. Belén Villalonga Morenés as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Ms. Belén Villalonga Morenés as director of the Board of Directors of the Company, for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Ms. Belén Villalonga Morenés will continue to be considered as an "independent" director.

In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Companies Act (*Ley de Sociedades de Capital*).

6.2.- Re-election of Ms. Marla E. Salmon as a member of the Board of Directors.

To re-elect, prior proposal of the Appointments and Remuneration Committee, Ms. Marla E. Salmon as director of the Company for a term of four (4) years.

It is expressly stated that, according to said proposal of the Committee, Ms. Marla E. Salmon will continue to be considered as an "independent" director.

In order to approve this resolution, the shareholders shall be provided with this proposal and with the Board of Directors' report regarding the competence, experience and merits of the director, in compliance with the Companies Act (*Ley de Sociedades de Capital*).

Seventh. **Consultative vote on the Annual Remuneration Report.**

Pursuant to the provisions of article 541.4 of the Companies Act (*Ley de Sociedades de Capital*), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders' Meeting.

GRIFOLS Eighth. Granting of authorities to formalize and execute the resolutions passed by the General Meeting. To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders' Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and for the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the execution, development and formalization of all resolutions passed at the General Shareholders' Meeting, with no limitation. * * *

GRIFOLS ANNEX2 GRIFOLS, S.A. PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on today's date, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2017: Payment date: 5 June 2018 Ex-date: 1 June 2018 Class B Shares ISIN code: ES0171996095 Share name: Grifols, S.A. Number of Class B Shares: 261,425,110 Nominal value: 0.05.-€ Treasury shares: 3,818,451 Total dividend amount: 2,614,251.-€ Gross amount per unit (deducting the treasury shares): 0.01014823.-€ Tax withheld 19% per unit(**): 0.00192816.-€ Net amount per unit: 0.00822007.-€ (**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona, on 25 May 2018 Ms. Nliria Martin Barnes Secretary to the Board of Directors

GRIFOLS ANNEX3 GRIFOLS, S.A. DIVIDENDPAYMENT In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on today's date, an ordinary dividend of BUR 139,479,870.64against the results of the fiscal year ended as of 31 December 2017 will be distributed: Payment date: 5 June 2018 Ex-date: 1 June 2018 ISIN code: Class A Shares: ES0171996087 Class B Shares: ES0171996095 Share name: Grifols, S.A. Total number of Shares representing the share capital: 687,554,908 Class A Shares: 426,129,798 Class B Shares: 261,425,110 Nominal value: Class A Shares: 0.25.-€ Class B Shares: 0.05.-€ Treasury shares: Class A Shares: 0 Class B Shares: 3,818,451 Total dividend amount: 139,479,870.64.-€ Gross amount per unit (deducting the treasury shares): 0.20399654.-€ Tax withheld 19% per unit(**): 0.03875934.-€ Net amount per unit: 0.1652372.-€ (**)Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona, on 25 May 2018 Ms. Nuria Martin Barnes Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: May 25, 2018